Filed by Nuveen Investment Quality Municipal Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Quality Municipal Fund, Inc.

Commission File No. 811-06091

FOR IMMEDIATE RELEASE ATTENTION: BUSINESS/FINANCIAL EDITORS MEDIA CONTACT: KRISTYNA MUNOZ (312) 917-8343 KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Announces Results of Closed-End Fund Shareholder Meetings

—	Trustees/Directors Elected
—	Investment Management & Sub-Advisory Agreements Approved
—	Additional Meetings Adjourned Until September

CHICAGO, August 19, 2014 - Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced results of annual and special meetings of shareholders of certain closed-end funds held on August 5, 2014 and August 15, 2014. Nuveen Investments also announced the adjournment of the meetings of certain closed-end funds to a later date to permit the continued solicitation of additional votes.

Election of Trustees/Directors

The trustees/directors of each fund who were standing for re-election at the meetings were elected by shareholders. Those current trustees and directors of certain funds whose multiple-year terms were not expiring this year and who therefore were not standing for re-election at the meetings, remain in office and continue to serve the term for which they were previously elected.

Approval of New Investment Management and Sub-Advisory Agreements

In connection with the acquisition of Nuveen Investments by TIAA-CREF (the transaction), shareholders of each fund were asked to approve a new investment management agreement and new sub-advisory agreements to allow the funds’ investment adviser and sub-adviser(s) to continue to serve in such capacities following the closing of the transaction. Shareholders of the following funds have approved the new investment management agreement and new sub-advisory agreements:

¡	Nuveen AMT-Free Municipal Income Fund (NEA)
¡	Nuveen AMT-Free Municipal Value Fund (NUW)
¡	Nuveen Arizona Premium Income Municipal Fund (NAZ)
¡	Nuveen Build America Bond Fund (NBB)
¡	Nuveen Build America Bond Opportunity Fund (NBD)
¡	Nuveen California AMT-Free Municipal Income Fund (NKX)
¡	Nuveen California Dividend Advantage Municipal Fund (NAC)
¡	Nuveen California Dividend Advantage Municipal Fund 2 (NVX)
¡	Nuveen California Dividend Advantage Municipal Fund 3 (NZH)
¡	Nuveen California Municipal Value Fund 2 (NCB)
¡	Nuveen California Municipal Value Fund, Inc. (NCA)
¡	Nuveen California Select Tax-Free Income Portfolio (NXC)

¡	Nuveen Connecticut Premium Income Municipal Fund (NTC)
¡	Nuveen Core Equity Alpha Fund (JCE)
¡	Nuveen Credit Strategies Income Fund (JQC)
¡	Nuveen Diversified Dividend and Income Fund (JDD)
¡	Nuveen Dividend Advantage Municipal Fund (NAD)
¡	Nuveen Dividend Advantage Municipal Fund 2 (NXZ)
¡	Nuveen Dividend Advantage Municipal Fund 3 (NZF)
¡	Nuveen Dividend Advantage Municipal Income Fund (NVG)
¡	Nuveen Energy MLP Total Return Fund (JMF)
¡	Nuveen Enhanced Municipal Value Fund (NEV)
¡	Nuveen Equity Premium and Growth Fund (JPG)
¡	Nuveen Floating Rate Income Fund (JFR)
¡	Nuveen Floating Rate Income Opportunity Fund (JRO)
¡	Nuveen Georgia Dividend Advantage Municipal Fund 2 (NKG)
¡	Nuveen Global Equity Income Fund (JGV)
¡	Nuveen Intermediate Duration Quality Municipal Term Fund (NIQ)
¡	Nuveen Maryland Premium Income Municipal Fund (NMY)
¡	Nuveen Michigan Quality Income Municipal Fund (NUM)
¡	Nuveen Missouri Premium Income Municipal Fund (NOM)
¡	Nuveen Mortgage Opportunity Term Fund (JLS)
¡	Nuveen Mortgage Opportunity Term Fund (JMT)
¡	Nuveen Municipal Advantage Fund, Inc. (NMA)
¡	Nuveen Municipal High Income Opportunity Fund (NMZ)
¡	Nuveen Municipal Income Fund, Inc. (NMI)
¡	Nuveen Municipal Market Opportunity Fund, Inc. (NMO)
¡	Nuveen Municipal Opportunity Fund, Inc. (NIO)
¡	Nuveen Municipal Value Fund, Inc. (NUV)
¡	Nuveen New Jersey Dividend Advantage Municipal Fund (NXJ)
¡	Nuveen New Jersey Dividend Advantage Municipal Fund 2 (NUJ)
¡	Nuveen New Jersey Investment Quality Municipal Fund, Inc. (NQJ)
¡	Nuveen New Jersey Municipal Value Fund (NJV)
¡	Nuveen New Jersey Premium Income Municipal Fund, Inc. (NNJ)
¡	Nuveen New York AMT-Free Municipal Income Fund (NRK)
¡	Nuveen New York Dividend Advantage Municipal Fund (NAN)
¡	Nuveen New York Municipal Value Fund 2 (NYV)
¡	Nuveen New York Municipal Value Fund, Inc. (NNY)
¡	Nuveen New York Performance Plus Municipal Fund, Inc. (NNP)
¡	Nuveen New York Select Tax-Free Income Portfolio (NXN)
¡	Nuveen North Carolina Premium Income Municipal Fund (NNC)
¡	Nuveen Ohio Quality Income Municipal Fund (NUO)
¡	Nuveen Pennsylvania Investment Quality Municipal Fund (NQP)
¡	Nuveen Pennsylvania Municipal Value Fund (NPN)
¡	Nuveen Performance Plus Municipal Fund, Inc. (NPP)
¡	Nuveen Preferred and Income Term Fund (JPI)
¡	Nuveen Preferred Income Opportunities Fund (JPC)
¡	Nuveen Premier Municipal Income Fund, Inc. (NPF)
¡	Nuveen Premium Income Municipal Fund 2, Inc. (NPM)
¡	Nuveen Premium Income Municipal Fund 4, Inc.(NPT)
¡	Nuveen Premium Income Municipal Fund, Inc.(NPI)
¡	Nuveen Quality Income Municipal Fund, Inc. (NQU)
¡	Nuveen Quality Municipal Fund, Inc. (NQI)

¡	Nuveen Quality Preferred Income Fund (JTP)
¡	Nuveen Quality Preferred Income Fund 2 (JPS)
¡	Nuveen Quality Preferred Income Fund 3 (JHP)
¡	Nuveen Real Asset Income and Growth Fund (JRI)
¡	Nuveen Real Estate Income Fund (JRS)
¡	Nuveen Select Maturities Municipal Fund (NIM)
¡	Nuveen Select Quality Municipal Fund, Inc. (NQS)
¡	Nuveen Select Tax-Free Income Portfolio (NXP)
¡	Nuveen Select Tax-Free Income Portfolio 2 (NXQ)
¡	Nuveen Select Tax-Free Income Portfolio 3 (NXR)
¡	Nuveen Senior Income Fund (NSL)
¡	Nuveen Short Duration Credit Opportunities Fund (JSD)
¡	Nuveen Tax-Advantaged Dividend Growth Fund (JTD)
¡	Nuveen Tax-Advantaged Total Return Strategy Fund (JTA)
¡	Nuveen Texas Quality Income Municipal Fund (NTX)
¡	Nuveen Virginia Premium Income Municipal Fund (NPV)

The meetings of the following funds have been adjourned until Friday, September 19, 2014 with respect to approval of the new investment management agreement and new sub-advisory agreements to permit the continued solicitation of additional votes:

¡	Nuveen All Cap Energy MLP Opportunities (JMLP)
¡	Nuveen Flexible Investment Income Fund (JPW)
¡	Nuveen Intermediate Duration Municipal Term Fund (NID)
¡	Nuveen New York Dividend Advantage Municipal Fund 2 (NXK)

The adjourned meetings for these funds will be held at 2:30 p.m., Central time, on Friday, September 19, 2014 at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois 60606.

As a result of the approvals of new investment management agreements and consents and other approvals obtained from other clients of Nuveen Investments’ affiliated advisors, the transaction condition requiring the consent of a specified percentage of clients of Nuveen Investments and its affiliated advisors has been satisfied. The transaction is currently expected to close early in the fourth quarter of 2014, but remains subject to other customary closing conditions.

Nuveen Equity Premium and Growth Fund

Shareholders of Nuveen Equity Premium and Growth Fund (JPG) have also approved a change in the fund’s sub-adviser from Gateway Asset Management Company, LLC to Nuveen Asset Management, LLC and a change to the investment objective for the fund. These changes are presently expected to become effective as of September 29, 2014.

Fund Reorganizations

Shareholders of Nuveen New Jersey Dividend Advantage Municipal Fund (NXJ), Nuveen New Jersey Investment Quality Municipal Fund, Inc. (NQJ), Nuveen New Jersey Premium Income Municipal Fund, Inc. (NNJ) and Nuveen New Jersey Dividend Advantage Municipal Fund 2 (NUJ) were asked to approve the reorganizations of NQJ, NNJ and NUJ into NXJ. Shareholders of NNJ and NXJ have approved the fund’s reorganization. The meetings of NUJ and NQJ have been adjourned until Monday, September 15, 2014 with respect to the approval of the reorganizations to permit the continued solicitation of additional votes.

Shareholders of Nuveen Investment Quality Municipal Fund, Inc. (NQM) were asked to approve the reorganization of American Municipal Income Portfolio Inc. into NQM. In addition, shareholders of NQM were asked to approve a new management agreement and sub-advisory agreement to allow the fund’s investment adviser and sub-adviser to continue to serve in such capacities following the closing of the transaction. The meeting of NQM has been adjourned until Monday, September 15, 2014 with respect to the approval of the reorganization and the management and sub-advisory agreements to permit the continued solicitation of additional votes.

The adjourned Meetings for NQJ, NUJ and NQM will be held at 2:00 p.m., Central time, on Monday, September 15, 2014 at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois 60606.

Each fund holding an adjourned meeting encourages shareholders who have not yet voted to vote now to help avoid further adjournments. Each fund’s Board recommends shareholders vote “for” each proposal. The proxy materials received by shareholders contain important information regarding the proposals. If shareholders have any questions regarding the proposals, or need assistance with voting, they may call Computershare Fund Services, the funds’ proxy solicitor, toll free at 1-866-209-5784.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. In total, Nuveen Investments managed $231 billion as of June 30, 2014. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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The funds have filed or will file with the SEC solicitation materials in the form of proxy statements and/or joint proxy statement/prospectuses that will be included in registration statements on Form N-14, as applicable. Investors are urged to read the solicitation materials and any other relevant documents when they become available because they will contain important information. After they are filed, free copies of the solicitation materials will be available on the SEC’s web site at www.sec.gov.

The funds, Nuveen Fund Advisors and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders. Information about the directors/trustees and officers of the funds may be found in their respective annual reports and, if applicable, annual proxy statements previously filed with the SEC. This communication is not a solicitation of a proxy from any fund shareholder and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

2811-INV-008/15